EXHIBIT D-3



                        THE PUBLIC SERVICE COMMISSION OF

                                 SOUTH CAROLINA

                            DOCKET NO. 1999-
                                            ---------


Application by Carolina Power &        )   APPLICATION OF CAROLINA POWER &
Light Company and Interpath            )     LIGHT COMPANY AND INTERPATH
Communications, Inc. to Transfer       )         COMMUNICATIONS, INC.
Ownership of Carolina Power & Light    )      TO TRANSFER OWNERSHIP OF
Company and Interpath Communications,  )   CAROLINA POWER & LIGHT COMPANY
Inc. to a Holding Company              ) AND INTERPATH COMMUNICATIONS, INC.
                                       )         TO A HOLDING COMPANY


         Carolina Power & Light Company ("CP&L") and Interpath Communications, Inc. ("Interpath") apply to the South Carolina Public Service Commission ("the Commission") pursuant to Section 58-27-1300 S.C. Code Ann. (1978, as amended) for authorization to transfer ownership of CP&L and Interpath to a holding company in the manner described in this pleading. In support of this Application, CP&L shows the following:

         1. CP&L is a corporation organized and existing under the laws of the State of North Carolina. Its principal office is located at 411 Fayetteville Street Mall, Post Office Box 1551, Raleigh, North Carolina 27602-1551. CP&L is a public utility engaged in the business of developing, generating, transmitting, distributing and selling electric power in North and South Carolina. CP&L's service territory consists of an area approximately 30,000 square miles in size, which includes a substantial portion of the coastal plain in North Carolina extending to the Atlantic Coast between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, an area in Northeastern South Carolina, and an area in Western North Carolina in and around the City of Asheville.

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         2.   Effective July 14, 1999 CP&L acquired North Carolina Natural Gas
Corporation ("NCNG"), which is now a wholly owned subsidiary of CP&L. NCNG is a local distribution natural gas public utility incorporated in Delaware authorized to do business in North Carolina. NCNG provides natural gas, propane, and natural gas transportation services to customers in south-central and eastern North Carolina.

         3. Interpath is a telecommunications company authorized to provide local and interexchange long distance switched and dedicated services throughout the State of South Carolina. Interpath is a subsidiary of CP&L.

         4. Upon CP&L's acquisition of NCNG, CP&L became a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA") but is exempt from registration with the Securities and Exchange Commission under Section 3(a)(2) of such Act.

         5. The names and addresses of the applicant's attorneys who are authorized to receive notices and communications with respect to this application are:

         William F. Austin, Esquire
         Austin, Lewis and Rogers, P.A.
         1310 Lady Street, 6th Floor
         Post Office Box 11716
         Columbia, South Carolina  29201
         Telephone: (803 256-4000

         Len S. Anthony, Deputy General Counsel
         Carolina Power & Light Company
         P. O. Box 1551
         Raleigh, North Carolina  27602-1551
         Telephone:  (919) 546-6367

         6. CP&L believes that a reorganization of its corporate structure into a registered holding company structure with operating subsidiaries and a service subsidiary will benefit the State, CP&L, NCNG, Interpath and their customers. To implement this restructuring, CP&L has established a North

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Carolina corporation, CP&L Holdings, Inc. ("Holdings") which now has a nominal amount of stock outstanding and no present business or properties of its own. All of the currently outstanding shares of Holdings common stock are owned by CP&L. CP&L and Holdings have entered into an Agreement and Plan of Share Exchange ("Exchange Agreement") (see Exhibit 1), which provides for the exchange of CP&L common stock for Holdings common stock. Under the terms of the proposed plan of exchange, holders of the common stock of CP&L will exchange their shares for a like number of shares of Holdings common stock. Shares of CP&L common stock will be exchanged automatically for shares of Holdings common stock without the necessity of a physical exchange of share certificates and Holdings will become the owner of the CP&L common stock formerly represented by the CP&L common stock certificates. As a result, CP&L will become a wholly owned subsidiary of Holdings. No new CP&L stock will be issued. The common stock of NCNG and Interpath will be exchanged for Holdings common stock in an arrangement identical to that described above with regard to CP&L common stock. As a result, NCNG and Interpath will become wholly owned subsidiaries of Holdings. Strategic Resource Solutions ("SRS"), a subsidiary of CP&L, is also planned to become a subsidiary of Holdings.

         7. CP&L's outstanding preferred stock will not be exchanged in the share exchange but will continue to be shares of CP&L preferred stock. The share exchange will not change the rights of the holders of these preferred shares as currently provided in CP&L's charter. CP&L's debt will remain unchanged and will continue as outstanding obligations of CP&L after the share exchange. CP&L's common equity will be adjusted for the transfer of any subsidiaries to Holdings, but in all other respects will not be affected by the conversion to a new

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holding company structure. The CP&L Articles of Incorporation will not be changed in any way as a result of the share exchange. A proxy statement and registration statement have been filed with the Securities and Exchange Commission, and a copy is attached to this pleading as Exhibit 2. Holdings stock is expected to be listed on the New York Stock Exchange.

         8. A services company subsidiary will be created that will provide all shared services to the companies owned by Holdings. The allocation of costs between and among all of the Holdings subsidiaries will be performed in accordance with CP&L's Cost Allocation Manual and the relationships of CP&L and NCNG with Holdings and all of the companies within the Holdings structure will be subject to and governed by the Code of Conduct approved by the Commission in its Order No. 1999-508 in Docket No. 1999-077-E.

         9. CP&L intends that its capital structure following the conversion to a holding company structure will remain consistent with past practice. While future events, such as a changing business environment in the utility industry or new accounting requirements issued by the appropriate regulatory authorities, could cause CP&L to change its capital structure, there are no intentions to effect a change at this time. CP&L understands that its capital structure is a key component in ratemaking practices. Therefore, it is CP&L's intent that its capital structure will remain in its current status and not be influenced by any financing activity at Holdings. CP&L recognizes (and will not object to) the Commission's authority to utilize a reasonable hypothetical capital structure for ratemaking purposes.

         10. The holding company structure proposed by CP&L is in the best interest of CP&L, Interpath, NCNG, their customers and the State because a holding company structure will allow CP&L and NCNG to more clearly segregate their core utility businesses from their non-utility businesses. This will allow

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improved regulatory oversight of CP&L's and NCNG's utility operations because it will provide a clearer separation between utility and non-utility activities.
The creation of a services company will further assist in this area. In a holding company structure, shared services will be provided by a separate services company to CP&L, NCNG, Interpath, SRS and all other subsidiaries. These services will be provided pursuant to the Cost Allocation Manual described above and record keeping will clearly separate costs that should be allocated to the regulated businesses from those costs that should be allocated to the unregulated subsidiaries.

         11. PUHCA allows for two different types of holding companies, registered and exempt. There are two potential methods available to CP&L to be an exempt holding company:1 (a) the holding company and every subsidiary that is a public utility from which the holding company derives a material part of its income are predominately intrastate in character; or (b) the holding company itself is predominately a public utility whose operations do not extend beyond the state in which it is organized and contiguous states.

         12. Currently, as mentioned earlier, as a result of CP&L's merger with NCNG, CP&L is an exempt holding company under the second option (Section 3(a)(2) of PUHCA (15 U.S.C. 79c(a)(2)).) CP&L, which is predominately a public utility, is the holding company operating in the state in which it is organized and states contiguous thereto. This option will not be available to CP&L if it engages in any additional mergers or acquisitions of any size because CP&L, the holding company, would no longer predominately be a public utility. Rather, it would predominately be a holding company. The first option (Section 3(a)(1))



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1   Exempt holding companies are not subject to the majority of PUHCA's conditions and limitations.

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also restricts CP&L's flexiblity because it prohibits CP&L from merging with public utilities that are not predominately intrastate in nature. Thus, CP&L's ability to remain an exempt holding company is limited.

         13. A parent holding company structure with separate utility subsidiaries provides a legal structure that is the most appropriate. It allows a regulated utility to be maintained as a separate legal entity. It allows new regulated and nonregulated entities to be added without affecting the legal entities already established under the holding company. It provides for a clearer separation of the capital structure that is supporting each legal entity. The formation of a holding company provides CP&L and NCNG greater flexibility in carrying out business than they are currently able to do today because the holding company makes business combinations and business expansion easier while protecting the traditional regulated utility business. The tracking of costs is more simple. Each subsidiary will have revenues it generated, costs it incurred, and its allocated portion of any shared services costs. The relationship between the shared services company and the individual utilities will be subject to any applicable State rules and regulations governing affiliate transactions.

         14. The holding company organization proposed by CP&L is quite common in the utility industry, particularly where regulated and non-regulated businesses are both conducted within the same corporate structure. A number of electric and gas utilities have recently moved to a holding company structure, including Cleco Corporation, Niagara Mohawk, Tucson Electric, Central Maine Power, NSTAR, Atlanta Gas Light Co., SIGCORP, Providence Energy Corporation, PP&L Resources, Inc., WPS Resources Corporation, Unicom Corporation, Illinova Corporation, and KU Energy Corporation. In addition, two North Carolina utilities (NC Power and Public Service Company of North Carolina, Inc.) have

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recently become part of holding company structures, e.g. Dominion Resource, Inc.
and SCANA Corporation, respectively.

         15.  Attached to this Application as Exhibit 3 is the affidavit of John
J. Gillen, an Assurance and Business Advisory Services Partner with PricewaterhouseCoopers LLP. Mr. Gillen has extensive experience in the electric and gas industries and the issues involved in holding company structures. In his affidavit, Mr. Gillen affirms the representations made in this pleading with regard to the advantages of, and CP&L's need for, a holding company structure.

         16. Upon the completion of the creation of the holding company structure described above, CP&L will continue to own and operate all electric distribution and transmission facilities within the State and all existing and certificated electric generating facilities. It will also continue to provide electric service to all customers within its assigned territories.

         17. The Commission will continue to have access to all books and records consistent with the regulatory conditions established by the Commission in its Order No. 1999-508 in Docket No. 1999-077-E, approving the merger of CP&L and NCNG.

         18. In conjunction with the application of SCANA Corporation and Public Service Company of North Carolina, Inc. ("PSNC") filed with the North Carolina Utilities Commission ("NCUC") in NCUC Docket Nos. G-5, Sub 400; G-43, Sub 0 to engage in a business combination transaction, the companies agreed to a set of holding company conditions. Similarly, in conjunction with the application of Dominion Resources, Inc. and Consolidated Natural Gas Company filed with the NCUC in NCUC Docket No. E-22, Sub 380 to engage in a business combination transaction, the companies agreed to a set of holding company conditions. Attached to this Application as Exhibit 4 is a list of holding

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company conditions which are identical to those agreed to by DRI. CP&L is willing to adopt these conditions to address any concerns the Commission may have regarding the creation of a holding company structure by CP&L.

         19. The benefits of a holding company structure, the conditions contained in Exhibit 4, CP&L's commitment regarding capital structure, and the Commission's authority to impute debt service rates to CP&L, ensure that allowing CP&L to create a holding company structure as described above is in the overall best interests of the State, CP&L, Interpath and their customers.

         WHEREFORE, CP&L applies to the Commission to approve the transfer of ownership of CP&L and Interpath to a holding company.

         Respectfully submitted, this 19th day of October, 1999.



                                   /s/ William F. Austin
                                   -----------------------------
                                   William F. Austin, Esq.
                                   Austin, Lewis and Rogers, P.A.
                                   1310 Lady Street, 6th Floor
                                   Post Office Box 11716
                                   Columbia, South Carolina  29201
                                   Telephone: (803) 256-4000

                                   Len S. Anthony, Deputy General Counsel
                                   Carolina Power & Light Company
                                   411 Fayetteville Street Mall
                                   Post Office Box 1551
                                   Raleigh, North Carolina  27602
                                   Telephone: (919) 546-6367